mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Martin F. James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mailstop 3030

April 16, 2010

Re:	mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2009
Filed October 7, 2009 and
Form 10Q for the period ended September 30, 2009
and December 31, 2009, File No. 000-30202

Dear Mr. James:

This letter is in response to your letter to mPhase Technologies, Inc. (the “Company”) dated February 24, 2010 regarding the above-referenced filings:

Form 10K for fiscal year ended June 30, 2009

1.	The Company has incorporated in our amended filing of Form 10K/A for the period ended June 30, 2009 the revised disclosures with respect to the Company’s Assessment of its Internal Controls. (See pages 58-59 of Form 10K/A).

2.	The Company has performed the materiality analysis with respect to the materiality of potential changes required by ETIF-0019 as a result of the Staff’s determination that the Company’s Convertible Debentures could require an additional liability set forth on its Financial Statements and has adjusted and filed such Financial Statements. We are enclosing herewith a final copy of such analysis which has been reviewed by our auditors and discussed with you.

3.	Amendments to our Form 10K, dated June 30, 2009 and Form 10Q, dated September 30, 2009 are being filed simultaneously herewith reflecting the necessary changes to Financial Statements to fully comply with the Staff’s interpretation of the methodology and materiality of ETIF-0019. Such adjustments have described in a Form 8K under the requirements of Item 4.02 of such Form.

In addition the Company is filing herewith amendments to its Form 10K for the period ending June 30, 2009, September 30, 2009 and December 30, 2009 with such changes, as the Company believes are necessary to respond, in full, to the comments contained in your letter dated February 24, 2010.

4.	a.	We have filed Exhibit 10.18 in its entirety as an Exhibit to the Company’s newly filed Form 10K/A for the fiscal year ended June 30, 2009.

b.	We have included Exhibits 10.21 and 10.22 in our current newly filed Form 10K/A for the fiscal year ended June 30, 2009.

c.	We have included Exhibit 10.40 in our current newly filed Form 10K/A for the fiscal year ended June 30. 2009.

Upon further review we have deleted Old Exhibits 10.41 and 10.42 since they relate to contracts in connection with the Company’s IPTV business segment that the Company suspended all developments efforts in November of 2007. Since the exclusive focus of the Company is currently on the development and commercialization of reserve battery Contracts its IPTV contracts are over 2 years old AND are not longer being performed and therefore not relevant or material to an investor’s understanding of the Company’s current operations.

We have corrected the reference for Exhibit 10.43 to indicate that it is part of the Company’s S-1 filed July 12, 2007

We have included prior Exhibit 44 as new Exhibit 41 in our new Form 10K/A for fiscal year ended June 30, 2009.

d.	Exhibit 10.12(b) was an expired agreement with Corning to distribute the Company’s IPOTS telecommunication product effective May 15, 2002 and has not been in effect since May 15, 2003 and relates to a product that was discontinued in 2005. Please note that most deletions of material contracts relate to former telecommunications products of the Company and do not pertain in any way to its current business of developing and commercializing reserve batteries. Further note that ALL CONTRACTS DELETED have not been entered into in the past two years AND are no longer being performed.

This includes deletion of the following additional old Exhibits contained in our original 10K filing for June 30, 2009:

Exhibits 4.1, 4.2, 4.3, 4.4, 10.3, 10.4, 10.5, 10.8, 10.11, 10.12(a), 10.12(b),10.13, 10.14, 10.15, 10.16, 10.17, 10.19, 10.20, 10.23,10.24,10.25, 10.26, 10.27, 10.28, 10.29, 10.32A, 10.32B, 10.33, 10.35,10.36, 10.37, 10.38, 10.39,10.41, 10.42, 10.45, 10.54(duplicate of old Exhibit 10.50 with incorrect date), 10.58(duplicate of old Exhibit 10.50 with incorrect date-a Second Agreement, in fact, does not exists), Exhibit 23.6, 23.7, 23.8, and 23.9.

Finally, it should be noted that the following are New Exhibits added to our new Form 10K/A dated June 30, 2009 to update material contracts to enhance disclosure to investors.

Exhibits 10.35, 10.36, 10.37, 10.38, and 10.44.

e.	Old Exhibit 10.50 has been eliminated as duplicative of Exhibit 10.54 that is now included as an Exhibit to our amended Form 10K/A for the fiscal year ended June 30, 2009.

The substantial review and revision of the Index as a whole is in response to the final comment set forth in Item 4 by the Staff.

5.	The Company has reviewed the requirements of Item 601b(3) of Regulation SK and has marked Exhibits 10.54 and 10.56 portions of which are subject to Confidential Treatment in accordance with the requirements of such regulation and II.D5 of Staff Legal Bulletin No.1 (February 28, 1997). Both of such Exhibits are included in Form 10K/A for the fiscal year ended June 30, 2009.

Note also we have Included as Exhibit 3.1 and Exhibit 3.2 respectively the complete Certificate of Incorporation of the Company (including all amendments) and the Restated Bylaws of the Company.

Forms 10Q for quarters ended September 30, 2009 and December 31, 2009

6.

The Company has changed Item 4 entitled “Controls and Procedures” in our Form 10Q/A for the period September 30, 2009 to indicate that management’s quarterly review included BOTH a review of “Internal Controls” as well as  the customary quarterly review of “disclosure controls and procedures”. Although the Company recognizes that a review of Internal Controls is normally only found in its Annual Report on Form 10K, the special circumstances that occurred in September of 2009 (namely the change of controller personnel at the Company and upgrading of the skill set necessary, in particular to effective address the complex issues arising under ETIF-0019) triggered a more detailed evaluation by management of its internal controls at such time. For the quarter ended December 31, 2009, the Company only evaluated its disclosure controls and has reflected that in Section 10Q/A for such period.

 The Company acknowledges that:

a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

c. The Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any further questions regarding this matter please do not hesitate to contact Mr. Edward Suozzo at 917-324-0354. Thank you.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel